WOLLMUTH MAHER & DEUTSCH LLP
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07025375

July 2, 2007

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of each of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks and Spencer Group PLC – Voting Rights and Capital	July 2, 2007
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility	July 2, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcements and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosures

Jlw 7/19

Issued: 2 July 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,700,919,433 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,700,919,433.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940